Filed Pursuant to Rule 424(b)(2)
Registration No. 333-150298

		Proposed	Proposed
	Amount	Maximum	Maximum
Title of each Class of	to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Share	Offering Price	Registration Fee
Common Stock, par value $.01 per share	159,850,000	$18.00	$2,877,300,000	$160,553.34(1)

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 17, 2008)

139,000,000 Shares

U.S. Bancorp

Common Stock

We are offering 139,000,000 shares of our common stock, par value $.01 per share. The common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “USB.” On May 11, 2009, the last reported sale price of our common stock on the NYSE was $18.50 per share.

Our common stock is not a savings account, deposit or other obligation of any of our bank or non-bank subsidiaries and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks.  See “Risk Factors” on page S-3 of this prospectus supplement to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$18.000	$2,502,000,000
Underwriting discounts and commissions	$0.477	$66,303,000
Proceeds to U.S. Bancorp (before expenses)	$17.523	$2,435,697,000

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about May 15, 2009.

The underwriters also may purchase up to an additional 20,850,000 shares of common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

Joint Book-Running Managers

Morgan Stanley	Goldman, Sachs & Co.

Robert W. Baird & Co.
Barclays Capital
Credit Suisse
Keefe, Bruyette & Woods
Piper Jaffray

Prospectus Supplement dated May 11, 2009

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, dated April 17, 2008, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading “Where You Can Find More Information” below.

When acquiring any securities discussed in this prospectus supplement, you should rely only on the information provided in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference. Neither we nor any underwriters have authorized anyone to provide you with different information. We are not offering the common stock in any jurisdiction where the offer is prohibited. You should not assume that the information in this prospectus supplement or any document incorporated by reference is accurate or complete at any date other than the date mentioned on the cover page of these documents.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement. If the information conflicts with any statement in a document which we have incorporated by reference, then you should consider only the statement in the more recent document.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to the “Company,” “we,” “us” and “our” refer to U.S. Bancorp.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the Securities and Exchange Commission (the “SEC”). The prospectus is part of the registration statement, and the registration statement also contains additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. Our SEC filings are also available at the offices of the NYSE. For further information on obtaining copies of our public filings at the NYSE, you should call (212) 656-5060.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this prospectus supplement and before the termination of the offering of the securities (other than, with respect to Current Reports on Form 8-K, information that is deemed not to have been filed in accordance with SEC rules).

The documents listed below are incorporated by reference into this prospectus supplement:

•	Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Annual Report”);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “Quarterly Report”);

•	Current Reports on Form 8-K, filed January 7, 2009, January 21, 2009, March 4, 2009, March 6, 2009, March 13, 2009, April 21, 2009, May 8, 2009 and May 11, 2009 (other than, in each case, information that is deemed not to have been filed in accordance with SEC rules);

•	the definitive Proxy Statement on Schedule 14A filed on March 18, 2009; and

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•	The description of our common stock set forth in our registration statement on Form 8-A filed under the Exchange Act on October 6, 1994, by First Bank System, Inc. (now known as U.S. Bancorp), including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

U.S. Bancorp
800 Nicollet Mall
Minneapolis, Minnesota 55402
Attn: Investor Relations Department
(612) 303-0799 or (866) 775-9668

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These statements often include the words “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions. These forward-looking statements cover, among other things, our anticipated future revenue and expenses and our future plans and prospects. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated. A continuation of the recent turbulence in the global financial markets, particularly if it worsens, could impact our performance, both directly by affecting our revenues and the value of our assets and liabilities, and indirectly by affecting our counterparties and the economy generally. Dramatic declines in the housing market in the past year have resulted in significant write-downs of asset values by financial institutions. Concerns about the stability of the financial markets generally have reduced the availability of funding to certain financial institutions, leading to a tightening of credit, reduction of business activity, and increased market volatility. There can be no assurance that any governmental program or legislation will help to stabilize the U.S. financial system or alleviate the industry or economic factors that may adversely impact our business. In addition, our business and financial performance could be impacted as the financial industry restructures in the current environment, by increased regulation of financial institutions or other effects of recently enacted or proposed legislation, by changes in the creditworthiness and performance of our counterparties, and by changes in the competitive landscape. Our results could also be adversely affected by continued deterioration in general business and economic conditions; changes in interest rates; deterioration in the credit quality of our loan portfolios or in the value of the collateral securing those loans; deterioration in the value of securities held in our investment securities portfolio; legal and regulatory developments; increased competition from both banks and non-banks; changes in customer behavior and preferences; effects of mergers and acquisitions and related integration; effects of critical accounting policies and judgments; and management’s ability to effectively manage credit risk, market risk, operational risk, legal risk, and regulatory and compliance risk. For discussion of these and other risks that may cause actual results to differ from expectations, please refer to the “Risk Factors” section elsewhere in this prospectus supplement, our 2008 Annual Report including the information contained in Exhibit 13 thereto, including the sections entitled “Risk Factors” and “Corporate Risk Profile,” and our Quarterly Report. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.

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SUMMARY

The following information should be read together with the information contained in or incorporated by reference in other parts of this prospectus supplement and in the accompanying prospectus. It may not contain all the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference herein, before making a decision about whether to invest in the common stock. To the extent the following information is inconsistent with the information in the accompanying prospectus, you should rely on the following information. If any statement in this prospectus supplement conflicts with any statement in a document which we have incorporated by reference, then you should consider only the statement in the more recent document. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in our common stock is appropriate for you.

U.S. Bancorp

We are a multi-state financial services holding company, headquartered in Minneapolis, Minnesota. We were incorporated in Delaware in 1929 and operate as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956. We provide a full range of financial services through our subsidiaries, including lending and depository services, cash management, foreign exchange and trust and investment management services. Our subsidiaries also engage in credit card services, merchant and ATM processing, mortgage banking, insurance, brokerage and leasing. We are the parent company of U.S. Bank National Association and U.S. Bank National Association ND.

Our principal executive offices are located at 800 Nicollet Mall, Minneapolis, Minnesota, 55402, and our telephone number is (612) 303-0799.

The Offering

The following summary contains basic information about our common stock and this offering and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, you should read the section of this prospectus supplement entitled “Description of Capital Stock.”

Common stock we are offering	139,000,000 shares

Common stock outstanding after this offering	1,897,586,395 shares(1)(2)

Over-allotment option	20,850,000 shares

Use of proceeds after expenses	Subject to consultation with our banking regulators, we will notify the U.S. Treasury of our intent to repurchase all of the 6,599,000 shares of our Series E Fixed Rate Cumulative Perpetual Preferred Stock (the “Series E Preferred Stock”) and the related warrant to purchase 32,679,102 shares of our common stock issued to the U.S. Treasury under the CPP and, if permitted to do so, we expect to fund any such repurchase in part with the proceeds of this offering and the concurrent medium-term notes offering described below. We may also use the net proceeds of this offering and the medium-term notes offering for general corporate purposes and may contribute some portion of the net proceeds to the capital of our subsidiaries, which will use such amount for their general corporate purposes.

NYSE symbol	“USB”

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 1,758,586,395 shares of common stock outstanding as of March 31, 2009.

(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option, 15,252,051 shares of common stock issuable upon conversion of our outstanding convertible senior debentures, 119,340,158 shares of common stock issuable under our employee benefit plans, 137,620 shares of common stock issuable under warrants and the warrant for the issuance of 32,679,102 shares of common stock held by the U.S. Treasury.

Medium-Term Notes Offering

Concurrently with this offering, under a separate pricing supplement, we priced, on May 11, 2009, an offering of $1.0 billion aggregate principal amount of 4.20% medium-term notes due 2014 in a public offering (the“medium-term notes offering”) for net proceeds of approximately $997.6 million with Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. acting as joint book-running managers. The completion of this offering is not conditioned on the completion of the medium-term notes offering.

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below and the risks described in our 2008 Annual Report including in the “Corporate Risk Profile” and “ Risk Factors” sections of Exhibit 13 thereto, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below, elsewhere in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference therein.

The price of our common stock may fluctuate significantly, which may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

Our stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include, in addition to those described in “Forward-Looking Statements”:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other financial institutions;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community generally or relating to our reputation or the financial services industry;

•	strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;

•	actions by our current shareholders, including sales of common stock by existing shareholders and/or directors and executive officers;

•	fluctuations in the stock price and operating results of our competitors;

•	future sales of our equity or equity-related securities;

•	changes in the frequency or amount of dividends or share repurchases;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings, or litigation that involve or affect us;

•	domestic and international economic factors unrelated to our performance; and

•	general market conditions and, in particular, developments related to market conditions for the financial services industry.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the levels of the market prices for our common stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under the heading “Underwriting” below, we are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of any additional shares of common stock or preferred stock or securities convertible into, exchangeable for or that represent the right to receive common stock or the exercise of such securities could be substantially dilutive to shareholders of our common stock. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

In addition, the terms of the warrant we issued to the U.S. Treasury under the CPP includes an anti-dilution adjustment that provides that if we issue shares of common stock or securities convertible or exercisable into or exchangeable for shares of our common stock at a price that is less than 90% of the market price of such shares on the last trading day preceding the date of the agreement to sell such shares, the number of shares of common stock to be issued would increase and the per share price of common stock to be purchased pursuant to the warrant would decrease. This anti-dilution adjustment may have a further dilutive effect on other holders of our common stock.

You may not receive dividends on the common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Furthermore, holders of our common stock are subject to the prior dividend rights of holders of our preferred stock at any time outstanding or depositary shares representing such preferred stock then outstanding.

As of March 31, 2009, 12,510 shares of our Series A Non-Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”) were reserved for issuance in connection with the stock purchase agreement entered into in connection with our issuance in March 2006 of $1.25 billion of 6.189% Fixed-to-Floating Rate Normal ITS (the “Normal ITS”) through USB Capital IX, a Delaware statutory trust (the “Trust”); 5,000 shares of our Series C Non-Cumulative Perpetual Preferred Stock (“Series C Preferred Stock”) were reserved for issuance in connection with our issuance in December 2006 of $500 million of Fixed-to-Floating Rate Exchangeable Non-Cumulative Perpetual Series A Preferred Stock (the “USB Realty Preferred Securities”) of USB Realty Corp., a Delaware corporation; 40,000 shares of our Series B Non-Cumulative Perpetual Preferred Stock (“Series B Preferred Stock”) and 20,000 shares of our Series D Non-Cumulative Perpetual Preferred Stock (“Series D Preferred Stock”) were issued and outstanding; and 6,599,000 shares of our Series E Preferred Stock were issued to the U.S. Treasury under the CPP. Under the terms of the Series A Preferred Stock (if and when issued and outstanding), the Series B Preferred Stock, the Series C Preferred Stock (if and when issued and outstanding), the Series D Preferred Stock and the Series E Preferred Stock, our ability to declare or pay dividends on or repurchase our common stock or other equity or capital securities will be subject to restrictions in the event that we fail to declare and pay (or set aside for payment) full dividends on the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock, as applicable. In addition, prior to November 14, 2011, unless we have redeemed all of the Series E Preferred Stock or the U.S. Treasury has transferred all of the Series E Preferred Stock to third parties, the consent of the U.S. Treasury will be required for us to, among other things, increase our quarterly common stock dividend above $0.425 per share, except in limited circumstances.

Although we have historically declared cash dividends on our common stock, we are not required to do so. On March 4, 2009, our board of directors declared a quarterly common stock dividend of $0.05 per share, which was a reduction from the quarterly common stock dividend of $0.425 per share declared in the previous quarter. We reduced our dividend for the first quarter of 2009 to preserve capital. In an effort to further preserve capital in light of the challenges facing the banking industry and regulatory constraints or for other reasons, we may further reduce or eliminate our common stock dividend in the future. This could also adversely affect the market price of our common stock.

There can be no assurance when the Series E Preferred Stock can be redeemed and the Warrant can be repurchased.

Subject to obtaining the required regulatory approvals, we will repurchase the Series E Preferred Stock and the related warrant issued to the U.S. Treasury with the proceeds from this offering, as described in “Use of Proceeds;” however, there can be no assurance when the Series E Preferred Stock and the related warrant can be repurchased, if at all. Until such time as the Series E Preferred Stock and the related warrant are repurchased, we will remain subject to the terms and conditions of those instruments, which, among other things, require us to obtain regulatory approval to pay dividends on our common stock in excess of $0.425 per share and, with some exceptions, to repurchase shares of our common stock. Further, our continued participation in the CPP subjects us to increased regulatory and legislative oversight, including with respect to executive compensation. These new and any future oversight and legal requirements and implementing standards under the CPP may have unforeseen or unintended adverse effects on the financial services industry as a whole, and particularly on CPP participants such as ourselves.

Our results of operations and our ability to fund dividend payments on our common stock and all payments on our other obligations depend upon the results of operations of our subsidiaries.

We are a separate and distinct legal entity from our banking and non-banking subsidiaries. Our principal source of funds to make payments on securities is dividends from our banking subsidiaries. Various federal and state statutes and regulations limit the amount of dividends that our banking and non-banking subsidiaries may pay to us without regulatory approval. In particular, dividend and other distributions from our bank to our holding company could require notice to or approval of the applicable regulatory authority in the future if the dividends and distributions fail to satisfy certain tests, in which case there would be no assurances that we would receive such approval.

In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Depending on the financial condition of our banking subsidiaries, the applicable regulatory authority might deem us to be engaged in an unsafe or unsound practice if our banking subsidiaries were to pay dividends. The Federal Reserve and the Office of the Comptroller of the Currency have issued policy statements generally requiring insured banks and bank holding companies only to pay dividends out of current operating earnings. The Federal Reserve recently released a supervisory letter advising bank holding companies, among other things, that as a general matter a bank holding company should inform the Federal Reserve and should eliminate, defer or significantly reduce its dividends if (i) the bank holding company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) the bank holding company’s prospective rate of earnings is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition, or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Payment of dividends would also be subject to regulatory limitations if any of our banking subsidiaries became “under-capitalized” for purposes of the “prompt corrective action” regulations of the federal bank regulatory agencies that are the primary regulators of our banking subsidiaries. “Under-capitalized” is currently defined as having a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or a leverage ratio (that is, capital to total consolidated assets) of less than 4.0%. Throughout 2008, our banking subsidiaries were in compliance with all regulatory capital requirements and considered to be “well-capitalized.”

Furthermore, our right to participate in any distribution of assets of any of our subsidiaries upon its liquidation or otherwise, and thus your ability as a holder of the common stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of such subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, our common stock is effectively subordinated to all existing and future liabilities and obligations of our subsidiaries.

We may make additional offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation.

We may make additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. If we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock could be adversely affected.

Anti-takeover provisions could negatively impact our shareholders.

Provisions of Delaware law and provisions of our certificate of incorporation and bylaws, such as our board of directors’ ability to issue a series of preferred stock as a defensive measure, could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our shareholders.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $2.43 billion (or approximately $2.80 billion if the underwriters exercise their over-allotment option in full), after deduction of underwriting discounts and commissions and estimated expenses payable by us.

Subject to consultation with our banking regulators, we will notify the U.S. Treasury of our intent to repurchase all of the 6,599,000 shares of our Series E Preferred Stock and the related warrant for 32,679,102 shares of our common stock issued to the U.S. Treasury under the CPP and, if permitted to do so, we expect to fund a portion of any such repurchase with the proceeds of this offering and the medium-term notes offering described above. The Series E Preferred Stock would be repurchased at its $1,000 per share liquidation preference, plus accrued and unpaid interest.

If we do not repurchase the Series E Preferred Stock and the related warrant, we may use the net proceeds of this offering and the medium-term notes offering for general corporate purposes and may contribute some portion of the net proceeds to the capital of our subsidiaries, which will use such amount for their general corporate purposes.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed and traded on the NYSE under the symbol “USB.” As of April 30, 2009, there were 1,758,762,596 shares of our common stock issued and outstanding. The following table sets forth for the periods indicated the high and low reported sales prices of our common stock on the NYSE, and the cash dividends declared per share.

			Dividends
	High	Low	Declared
	Sale Price	Sale Price	per Share

2009:
Second Quarter (through May 11, 2009)	$21.92	$13.92	N/A
First Quarter	$25.43	$8.06	$.050
2008:
Fourth Quarter	$37.31	$20.22	$.425
Third Quarter	$42.23	$20.57	$.425
Second Quarter	$35.25	$27.78	$.425
First Quarter	$35.01	$27.86	$.425
2007:
Fourth Quarter	$34.21	$30.21	$.425
Third Quarter	$34.17	$29.09	$.400
Second Quarter	$35.18	$32.74	$.400
First Quarter	$36.84	$34.40	$.400

On May 11, 2009, the last reported sale price of our common stock on the NYSE was $18.50 per share.

Currently, our ability to declare or pay dividends on shares of our common stock is subject to certain restrictions in the event that we fail to pay or set aside full dividends on the Series E Preferred Stock for all past dividend periods. In addition, we must obtain regulatory approval to pay dividends on our common stock in excess of $0.425 per share. For the first quarter of 2009, our board of directors declared a dividend of $.05 per share of common stock, which is substantially lower than has been declared and paid in prior quarters. The purpose of this dividend reduction was to fortify our capital base by increasing common equity as a proportion of total capital, to ensure that we can withstand the challenges currently facing the banking industry while remaining positioned to take advantage of opportunities for growth, and to give our company the flexibility to redeem the investment of the U.S. Treasury in the company under the CPP. In the future, dividends on our common stock will be determined in light of our results of operations, financial condition, regulatory constraints and other factors deemed relevant by our board of directors. The Federal Reserve recently released a supervisory letter advising bank holding companies, among other things, that as a general matter a bank holding company should inform the Federal Reserve and should eliminate, defer or significantly reduce its dividends if (i) the bank holding company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) the bank holding company’s prospective rate of earnings is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition, or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Payments of dividends on our common stock may be subject to any preferential rights under any of our preferred stock that may be outstanding from time to time. See “Description of Capital Stock.”

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, Delaware law and our certificate of incorporation and bylaws. Our certificate of incorporation and bylaws are incorporated by reference as exhibits to our 2008 Annual Report filed with the SEC. See “Where You Can Find More Information.”

Common Stock

We are authorized to issue up to 4,000,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share. As of March 31, 2009, there were 1,972,643,007 shares of common stock issued (including 214,062,612 shares held in treasury). Our common stock is listed on the New York Stock Exchange under the symbol “USB.”

Voting and Other Rights.  Each share of common stock is entitled to one vote per share, and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a majority of the votes cast, and shareholders do not have the right to cumulate their votes in the election of directors. For that reason, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. In general, however:

•	amendments to the certificate of incorporation are approved if the votes cast within a voting group favoring the action exceed the votes cast within the voting group opposing the action; and

•	a merger or dissolution, or the sale of all or substantially all of its assets, must be approved by the affirmative vote of the holders of a majority of the voting power of the outstanding voting shares and the affirmative vote of the holders of a majority of the outstanding shares of each class entitled to vote on the matter as a class.

No Preemptive or Conversion Rights.  Our common stock will not entitle its holders to any preemptive rights, redemption privileges, sinking fund privileges or conversion rights.

Assets upon Dissolution.  In the event of liquidation, holders of common stock will receive proportionately any assets legally available for distribution to our shareholders with respect to shares held by them, subject to any prior rights of any of our preferred stock then outstanding.

Distributions.  Holders of our common stock will be entitled to receive the dividends or distributions that our board of directors may declare out of funds legally available for these payments. The payment of distributions by us is subject to the restrictions of Delaware law applicable to the declaration of distributions by a corporation. Under Delaware law, a corporation may not pay a dividend out of net profits if the capital stock of the corporation is less than the stated amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of the corporation’s assets. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

As a bank holding company, our ability to pay distributions is affected by the ability of our banking subsidiaries to pay dividends. The ability of these banking subsidiaries, as well as us, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines.

Restrictions on Ownership.  The Bank Holding Company Act of 1956 requires any bank holding company (as defined in that Act) to obtain the approval of the Federal Reserve Board prior to acquiring more than 5% of our outstanding common stock. Any person other than a bank holding company is required to obtain prior approval of the Board of Governors of the Federal Reserve System to acquire 10% or more of our outstanding common stock under the Change in Bank Control Act. Any holder of 25% or more of our outstanding common stock, other than an individual, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Additional Anti-Takeover Provisions Contained in the Certificate of Incorporation and Bylaws

In addition to the ability to issue preferred stock as described below, our certificate of incorporation and bylaws contain additional provisions that may make it less likely that our management would be changed or that someone would acquire voting control of us without our board of directors’ consent. Under our bylaws, our board of directors can supplement, amend or repeal the bylaws, subject to limitations under the Delaware General Corporation Law. Our shareholders also have the power to supplement, amend or repeal our bylaws at any annual or special meeting of the shareholders.

Preferred Stock

The board of directors is authorized to issue up to 50,000,000 shares of preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and preferences, limitations and relative rights of each series, including dividend rates, terms of redemption, liquidation preferences, sinking fund requirements, conversion rights, voting rights, and whether the preferred stock can be issued as a share dividend with respect to another class or series of shares, all without any vote or other action on the part of shareholders. This power is limited by applicable laws or regulations and may be delegated to a committee of our board of directors.

Series A Preferred Stock.  In connection with the offering of the Normal ITS of the Trust, we entered into a stock purchase agreement with the Trust under which we agreed to issue and sell to the Trust 12,510 shares of our Series A Preferred Stock, $100,000 liquidation preference per share. When and if issued, shares of the Series A Preferred Stock will rank senior to our common stock, equally with shares of our Series B Preferred Stock, Series C Preferred Stock (when and if issued and outstanding), Series D Preferred Stock and Series E Preferred Stock, and at least equally with each other series of our preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series A Preferred Stock), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up. Holders of Series A Preferred Stock will not have preemptive or subscription rights.

The Series A Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of ours to redeem or repurchase the Series A Preferred Stock.

Dividends.  Series A Preferred Stock, when and if issued, will pay non-cumulative cash dividends only when, as and if declared by our board of directors. Any dividends on shares of Series A Preferred Stock will be calculated (a) if the Series A Preferred Stock is issued prior to April 15, 2011, at a rate per annum equal to 6.189% until April 15, 2011, payable semi-annually, and (b) thereafter, at a rate per annum that will be reset quarterly and will equal a rate determined by reference to three-month LIBOR with a minimum of 3.50%, payable quarterly. If we pay a partial dividend or skip a dividend payment on the Series A Preferred Stock at any time, we will be subject to certain restrictions.

Redemption.  Subject to certain conditions (including but not limited to date restrictions, Federal Reserve approval and covenanting in favor of certain debt holders), the Series A Preferred Stock is redeemable at our option, in whole or in part, at a redemption price equal to $100,000 per share, plus any declared and unpaid dividends without regard to any undeclared dividends.

Voting Rights.  Except as provided by applicable law, the holders of the Series A Preferred Stock will have no voting rights and will not be entitled to elect any directors.

Series B Preferred Stock.  As of March 31, 2009, there were 40,000 shares of Series B Preferred Stock issued and outstanding. Shares of the Series B Preferred Stock rank senior to our common stock, equally with shares of our Series A Preferred Stock (if and when issued and outstanding), Series C Preferred Stock (if an when issued and outstanding), Series D Preferred Stock and Series E Preferred Stock, and at least equally with each other series of our preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series B Preferred Stock), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up. Holders of Series B Preferred Stock will not have preemptive or subscription rights.

The Series B Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of ours to redeem or repurchase the Series B Preferred Stock.

Dividends.  Holders of Series B Preferred Stock will be entitled to receive, when, as and if declared by our board of directors or a duly authorized committee of the board of directors, out of assets legally available for the payment of dividends under Delaware law, non-cumulative cash dividends. These dividends will accrue, with respect to each dividend period, on the liquidation preference amount of $25,000 per share at a rate per annum determined by reference to three-month LIBOR with a minimum of 3.50%, payable quarterly. Dividends on shares of Series B Preferred Stock will not be cumulative. If we pay a partial dividend or skip a dividend payment on the Series B Preferred Stock at any time, we will be subject to certain restrictions.

Redemption.  The Series B Preferred Stock is not redeemable prior to April 15, 2011. On and after that date, the Series B Preferred Stock will be redeemable at our option (subject to prior approval of the Federal Reserve and the terms of the applicable Replacement Capital Covenant), in whole or in part, at a redemption price equal to $25,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Voting Rights.  Except as provided below, the holders of the Series B Preferred Stock will have no voting rights.

Whenever dividends on any shares of the Series B Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series B Preferred Stock (which includes the Series A Preferred Stock (if and when issued and outstanding), the Series D Preferred Stock and the Series E Preferred Stock) as to payment of dividends, and upon which similar voting rights have been conferred and are exercisable, shall have not been declared and paid for an amount equal to six or more dividend payments, whether or not for consecutive dividend periods, the number of directors on our board of directors shall automatically increase by two and the holders of shares of Series D Preferred Stock, together with the holders of all other affected classes and series of parity stock, voting as a single class, shall be entitled to elect the two additional directors. These voting rights will continue until full dividends have been paid regularly on the shares of the Series B Preferred Stock and any other class or series of parity stock as to payment of dividends for at least four dividend periods.

So long as any shares of Series B Preferred Stock remain outstanding, the vote or consent of the holders of at least 66 2/3% of the shares of Series B Preferred Stock shall be necessary to (i) issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any class or series of stock ranking senior to the Series B Preferred Stock and all other parity stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company; or (ii) to amend our certificate of incorporation or the Certificate of Designations of the Series B Preferred Stock or any other series of preferred stock so as to materially and adversely affect the powers, preferences, privileges or rights of the Series B Preferred Stock, taken as a whole.

Series C Preferred Stock.  Pursuant to the terms of the USB Realty Preferred Securities, if the Office of the Comptroller of the Currency so directs upon the occurrence of certain exchange events, each outstanding USB Realty Preferred Security will be exchanged for one share of our Series C Preferred Stock, $100,000 liquidation preference per share. When and if issued, shares of the Series C Preferred Stock will rank senior to our common stock, equally with shares of our Series A Preferred Stock (when and if issued and outstanding), Series B Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, and at least equally with each other series of our preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series C Preferred Stock), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up. Holders of Series C Preferred Stock will not have preemptive or subscription rights.

The Series C Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series C Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of ours to redeem or repurchase the Series C Preferred Stock.

Dividends.  Series C Preferred Stock, when and if issued, will pay non-cumulative cash dividends only when, as and if declared by our board of directors. Any dividends on shares of Series C Preferred Stock will be calculated (a) if the Series C Preferred Stock is issued prior to January 15, 2012, at a rate per annum equal to 6.091% until January 15, 2012, payable quarterly and (b) thereafter, reset quarterly at a rate per annum equal to three-month

LIBOR plus 1.147%, payable quarterly. If we pay a partial dividend or skip a dividend payment on the Series C Preferred Stock at any time, we will be subject to certain restrictions.

Redemption.  Subject to certain conditions (including but not limited to Federal Reserve approval and covenanting in favor of certain debt holders), the Series C Preferred Stock is redeemable at our option, in whole or in part, at a redemption price equal to $100,000 per share, plus any declared and unpaid dividends without regard to any undeclared dividends.

Voting Rights.  Except as provided below, the holders of the Series C Preferred Stock will have no voting rights.

Whenever dividends on any shares of the Series C Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series C Preferred Stock (which includes the Series A Preferred Stock (if and when issued and outstanding), the Series B Preferred Stock, Series D Preferred Stock and the Series E Preferred Stock) as to payment of dividends, and upon which similar voting rights have been conferred and are exercisable, shall have not been declared and paid for an amount equal to six or more dividend payments, whether or not for consecutive dividend periods, the number of directors on our board of directors shall automatically increase by two and the holders of shares of Series C Preferred Stock, together with the holders of all other affected classes and series of parity stock, voting as a single class, shall be entitled to elect the two additional directors. These voting rights will continue until full dividends have been declared and paid on the shares of the Series C Preferred Stock and any other class or series of parity stock as to payment of dividends for at least three dividend periods and have been set aside for payment for the fourth consecutive dividend period.

Series D Preferred Stock.  As of March 31, 2009, there were 20,000 shares of Series D Preferred Stock issued and outstanding. Shares of the Series D Preferred Stock rank senior to our common stock, equally with shares of our Series A Preferred Stock (if and when issued and outstanding), Series B Preferred Stock, Series C Preferred Stock (if and when issued and outstanding) and Series E Preferred Stock, and at least equally with each other series of our preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series D Preferred Stock), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up. Holders of Series D Preferred Stock will not have preemptive or subscription rights.

The Series D Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series D Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of ours to redeem or repurchase the Series D Preferred Stock.

Dividends.  Holders of Series D Preferred Stock will be entitled to receive, when, as and if declared by our board of directors or a duly authorized committee of the board of directors, out of assets legally available for the payment of dividends under Delaware law, non-cumulative cash dividends. These dividends will accrue, with respect to each dividend period, on the liquidation preference amount of $25,000 per share at a rate per annum of 7.875%. Dividends on shares of Series D Preferred Stock will not be cumulative. If we pay a partial dividend or skip a dividend payment on the Series D Preferred Stock at any time, we will be subject to certain restrictions.

Redemption.  The Series D Preferred Stock is not redeemable prior to April 15, 2013. On and after that date, the Series D Preferred Stock will be redeemable at our option (subject to prior approval of the Federal Reserve and the terms of the applicable Replacement Capital Covenant), in whole or in part, at a redemption price equal to $25,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Voting Rights.  Except as provided below, the holders of the Series D Preferred Stock will have no voting rights.

Whenever dividends on any shares of the Series D Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series D Preferred Stock (which includes the Series A Preferred Stock (if and when issued and outstanding), Series B Preferred Stock, Series C Preferred Stock (if and when issued and outstanding) and the Series E Preferred Stock) as to payment of dividends, and upon which similar voting rights have been conferred and are exercisable, shall have not been declared and paid for an amount equal to six or more dividend payments, whether or not for consecutive dividend periods, the number of directors on our board of directors shall automatically increase by two and the holders of shares of Series D Preferred Stock, together with the holders of all other affected classes and series of parity stock, voting as a single class, shall be entitled to elect the two additional directors. These voting rights will continue until full dividends have been paid regularly on the shares of the Series D Preferred Stock and any other class or series of parity stock as to payment of dividends for at least four dividend periods.

So long as any shares of Series D Preferred Stock remain outstanding, the vote or consent of the holders of at least 66 2/3% of the shares of Series D Preferred Stock shall be necessary to (i) issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any class or series of stock ranking senior to the Series D Preferred Stock and all other parity stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company; or (ii) to amend our certificate of incorporation or the Certificate of Designations of the Series D Preferred Stock or any other series of preferred stock so as to materially and adversely affect the powers, preferences, privileges or rights of the Series D Preferred Stock, taken as a whole.

Series E Preferred Stock.  On November 14, 2008, we issued 6,599,000 shares of the Series E Preferred Stock, having a liquidation amount of $1,000 per share, to the U.S. Treasury under the CPP for proceeds of $6,599,000,000. The Series E Preferred Stock will provide no preemptive rights or subscription rights.

Dividends.  Dividends on the Series E Preferred Stock will accrue and be payable quarterly at a rate of 5% per annum for the first five years and thereafter at 9% per annum. For as long as the Series E Preferred Stock is outstanding, no dividends may be declared or paid on shares of junior preferred stock, shares of preferred stock ranking equal to the Series E Preferred Stock (which includes the Series A Preferred Stock (if and when issued and outstanding), the Series B Preferred Stock, the Series C Preferred Stock (if and when issued and outstanding), and the Series D Preferred Stock), or shares of our common stock, nor may we repurchase or redeem any such shares, unless all accrued and unpaid dividends for all past dividend periods on the Series E Preferred Stock are fully paid. Other than certain circumstances, the consent of the U.S. Treasury is required for any increase in the quarterly dividends per share of our common stock above $0.425 per share or for any repurchases of shares of junior preferred stock or common stock, until the earlier of the third anniversary of the date of issuance of the Series E Preferred Stock and the date the Series E Preferred Stock is redeemed in whole.

Redemption.  Under the terms of the original CPP, the Series E Preferred Stock could not be redeemed within three years following the date of issuance except with the proceeds of a qualified equity offering. However, upon enactment in February of the American Recovery and Reinvestment Act of 2009, the U.S. Treasury is required, subject to consultation with appropriate banking regulators, to permit participants in the CPP to repay any amounts previously received without regard to whether the recipient has replaced such funds from any other source or to any waiting period. All redemptions of the Series E Preferred Stock shall be at 100 percent of the issue price, plus any accrued and unpaid dividends.

Voting Rights.  Except as provided below or as otherwise provided by applicable law, the holders of the Series E Preferred Stock will have no voting rights.

Whenever dividends payable on any shares of Series E Preferred Stock shall have not been declared and paid in full for at least six quarterly dividend periods, whether or not for consecutive dividend periods, the number of directors on our board of directors will be increased by two and the holders of shares of Series E Preferred Stock, together with the holders of all other affected classes and series of parity stock, voting as a single class, shall be entitled to elect the two additional directors. These voting rights will continue until full dividends have been paid for all accrued and unpaid dividends through the relevant dividend period have been paid in full.

So long as any shares of Series E Preferred Stock are outstanding, the vote or consent of the holders of at least 66 2/3% of the shares of Series E Preferred Stock shall be necessary for effecting or validating: (i) any amendment of our certificate of incorporation to authorize, or increase the authorized amount of, or to issue, any shares of, or any securities convertible into or exchangeable for shares of, any class or series of capital stock ranking senior to the Series E Preferred Stock with respect to payment of dividends or distribution of assets on our liquidation; as well as any amendment, alteration or repeal of any provision of our certificate of incorporation or bylaws that would alter or change the voting powers, preferences or special rights of the Series E Preferred Stock so as to affect them adversely; or (ii) any merger or consolidation of us with or into any entity other than a corporation, or any merger or consolidation of us with or into any other corporation if we are not the surviving corporation in such merger or consolidation and if the Series E Preferred Stock is changed in such merger or consolidation into anything other than a class or series of preferred stock of the surviving or resulting corporation, or a corporation controlling such corporation, having voting powers, preferences and special rights that, taken as a whole, are materially less favorable to the holders thereof than those of the Series E Preferred Stock immediately prior to such merger or consolidation.

Warrant.  In connection with the issuance of our Series E Preferred Stock, we also issued a warrant for 32,679,102 shares of our common stock to the U.S. Treasury at an exercise price of $30.29 per share. The warrants were exercisable at issuance and expire on November 13, 2018. If we elect to repurchase our Series E Preferred Stock, we will also have the right to repurchase the related warrant at fair market value. If prior to December 31, 2009 we fund the entire repurchase of our Series E Preferred Stock with the proceeds of a qualified equity offering, including this offering, the number of shares the warrant is exercisable for will be reduced by half. If we elect to repurchase our Series E Preferred Stock but do not elect to repurchase the related warrant, we will be required to issue a substitute warrant to the U.S. Treasury that the U.S. Treasury may exercise or transfer to a third party.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain, regardless of source.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds our common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding our common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in our common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of our common stock, dividends paid to you (to the extent paid out of our current accumulated earnings and profits, as determined for United States federal income tax purposes) are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a non-U.S. holder that is an estate or trust, such forms certifying the status of each beneficiary of the estate or trust as) a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States (and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States) we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Sale, Exchange or Taxable Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a sale, exchange or taxable disposition of our common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to a permanent establishment that you maintain in the United States).

•	you are an individual, you hold our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale, exchange or other disposition and certain other conditions exist, or

•	we are or have been a United States real property holding corporation for United States federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and your holding period in the common stock, and you beneficially own, or have owned, more than 5% of the total fair market value of our common stock at any time during the five-year period preceding such disposition.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

We have not been, are not and do not anticipate becoming, a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

Common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments, and

•	the payment of the proceeds from the sale of common stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are (or, in the case of a non-U.S. holder that is an estate or trust, such forms certifying that each beneficiary of the estate or trust is) a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by timely filing a refund claim with the Internal Revenue Service.

CERTAIN ERISA CONSIDERATIONS

Each person considering the use of plan assets of a pension, profit-sharing or other employee benefit plan, individual retirement account, or other retirement plan, account or arrangement to acquire or hold the common stock should consider whether an investment in our common stock would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code, as applicable, prohibit plans subject to Title I of ERISA and/or Section 4975 of the Code including entities such as collective investment funds, partnerships and separate accounts or insurance company pooled separate accounts or insurance company general accounts whose underlying assets include the assets of such plans (“Plan” or “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest,” under ERISA or “disqualified persons” under the Code, or “parties in interest” with respect to the Plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain plans including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA and Section 414(e) of the Code with respect to which the election provided by Section 410(d) of the Code has not been made), and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws, or “Similar Laws.”

The acquisition or holding of shares of our common stock by a Plan with respect to which we or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transactions under ERISA or Section 4975 of the Code, unless shares of our common stock are acquired or held pursuant to and in accordance with an applicable exemption. Accordingly, in such situations, our common stock may not be purchased or held by any Plan or any person investing “plan assets” of any Plan, unless such purchase or holding is eligible for the exemptive relief available under a Prohibited Transaction Class Exemption, or “PTCE,” such as PTCE 96-23, PTCE 95-60, PTCE 91-38, PTCE 90-1 or PTCE 84-14 issued by the U.S. Department of Labor or there is some other basis on which the purchase and holding of common stock is not prohibited, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, or the “Service Provider Exemption,” for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration.

Each purchaser or holder of shares of our common stock or any interest therein, and each person making the decision to purchase or hold shares of our common stock on behalf of any such purchaser or holder will be deemed to have represented and warranted in both its individual capacity and its representative capacity (if any), that on each day from the date on which the purchaser or holder acquires its interest in shares of our common stock to the date on which the purchaser disposes of its interest in shares of our common stock, that such purchaser and holder, by its purchase or holding of shares of our common stock or any interest therein that (a) its purchase and holding of shares of our common stock is not made on behalf of or with “plan assets” of any Plan, or (b) if its purchase and holding of shares of our common stock is made on behalf of or with “plan assets” of a Plan, then (i) its purchase and holding of shares of our common stock will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code and (ii) neither we nor any of our affiliates is acting as a fiduciary (within the meaning of Section 3(21) of ERISA) in connection with the purchase or holding of shares of our common stock and has not provided any advice that has formed or may form a basis for any investment decision concerning the purchase or holding of shares of our common stock. Each purchaser and holder of shares of our common stock or any interest therein on behalf of any governmental plan, church plan, and foreign plan will be deemed to have represented and warranted by its purchase or holding of shares of our common stock or any interest therein that such purchase and holding does not violate any applicable Similar Laws or rules.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing shares of our common stock on behalf of or with “plan assets” of any plan or plan asset entity consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under Similar Laws, as applicable.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated	72,280,000
Goldman, Sachs & Co.	52,820,000
Robert W. Baird & Co. Incorporated	2,780,000
Barclays Capital Inc.	2,780,000
Credit Suisse Securities (USA) LLC	2,780,000
Keefe, Bruyette & Woods, Inc.	2,780,000
Piper Jaffray & Co.	2,780,000

Total	139,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.2862 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 20,850,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Paid by U.S. Bancorp
	No Exercise	Exercise
Per share	$0.477	$0.477
Total	$66,303,000	$76,248,450

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, to be paid by us will be approximately $790,000.

Our shares of common stock are listed on the NYSE under the symbol “USB.”

We and our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, in the case of the directors and executive officers, and Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. on behalf of the underwriters in the case of the company, we and they will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement;

•	exercises of equity incentive awards expiring during the 90 day restricted period granted pursuant to plans existing on the date of this prospectus supplement, or the issuance by us of shares of common stock upon exercise of such awards, or the transfer by the holder to us of shares acquired upon vesting during the 90 day restricted period to comply with tax withholding requirements; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 90 day restricted period.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, the underwriters or their affiliates have provided, and may in the future provide, commercial, financial advisory or investment banking services to us and our subsidiaries for which they have received and will receive customary compensation.

We and the underwriters have agreed to indemnify or contribute payments to each other against certain liabilities, including liabilities under the Securities Act.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

VALIDITY OF THE SHARES

The validity of the shares of common stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, New York, New York and certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference herein. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

PROSPECTUS

U.S. Bancorp
800 Nicollet Mall
Minneapolis, Minnesota 55402
(651) 466-3000

U.S. Bancorp

Senior Notes
Subordinated Notes
Common Stock
Preferred Stock
Depositary Shares
Debt Warrants
Equity Warrants
Units

The securities of each class may be offered and sold by us and/or may be offered and sold, from time to time, by one or more selling securityholders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement.

These securities will be our equity securities or unsecured obligations and will not be savings accounts, deposits or other obligations of any bank or nonbank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Our common stock is listed on the New York Stock Exchange under the symbol “USB.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

The date of this prospectus is April 17, 2008.

i

The words “USB,” “Company,” “we,” “our,” “ours” and “us” refer to U.S. Bancorp and its subsidiaries, unless otherwise stated.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we or any underwriters sell all of the securities:

•	Annual Report on Form 10-K for the year ended December 31, 2007.

•	Current Reports on Form 8-K filed January 15, 2008; January 17, 2008; February 1, 2008; March 18, 2008; and April 15, 2008.

•	Current Report on Form 8-K/A filed April 17, 2008.

•	The description of our common stock set forth in our registration statement on Form 8-A filed under the Exchange Act on October 6, 1994, by First Bank System, Inc. (now known as U.S. Bancorp), including any amendment or report filed for the purpose of updating such description.

•	The description of our preferred share purchase rights contained in the registration statement on Form 8-A filed under the Exchange Act on February 28, 2001, as amended by registration statement on Form 8-A filed on December 31, 2002, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

U.S. Bancorp
800 Nicollet Mall
Minneapolis, Minnesota 55402
Attn: Investor Relations Department
(612) 303-0799 or (866) 775-9668

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, including working capital, capital expenditures, investments in or advances to existing or future subsidiaries, repayment of maturing obligations and refinancing of outstanding indebtedness. Pending such use, we may temporarily invest the proceeds or use them to reduce short-term indebtedness.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, some legal matters will be passed upon for us by our counsel, Squire, Sanders & Dempsey L.L.P., Cincinnati, Ohio. Any underwriters will be represented by their own legal counsel.

1

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of our internal control over financial reporting as of December 31, 2007, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

2

139,000,000 Shares

Common Stock

Prospectus Supplement

May 11, 2009

Morgan Stanley

Goldman, Sachs & Co.

Robert W. Baird & Co.
Barclays Capital

Credit Suisse

Keefe, Bruyette & Woods

Piper Jaffray